Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393,8200 www.gibsondunn.com

May 27, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer and Celeste M. Murphy

Re:	Progenity, Inc.

Draft Registration Statement on Form DRS/A

Amended on May 11, 2020

CIK No. 0001580063

Ladies and Gentlemen:

On behalf of Progenity, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated May 19, 2020 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 to the Draft Registration Statement on Form S-1, confidentially submitted on May 11, 2020. The Staff’s comments are set forth below, followed by the corresponding responses. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff comments, which are set out in bold type. The page references in our response correspond to the page numbers of the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed today.

Financial Statements

March 31, 2020

Note 4. Revenue, page F-52

1.

You state “During the three months ended March 31, 2020, the Company updated its estimate of the variable consideration recognized for previously delivered performance obligations which resulted in a reduction of $12.8 million of revenue for the three months ended March 31, 2020.” We note that revenue from Government Health Benefit Programs was $29.4 million in 2018, $0.2 million in 2019, and $(6.1) million in 2020. Clarify in the disclosure: (a) if this relates to the March 31, 2020 agreement on the monetary terms with DOJ and the State of New York; (b) where this amount is reported in the statement of operations; (c) in what periods; (d) if available, disaggregate the $49.0 million into the periods affected; and (e) why this matter is not the correction of an error.

U.S. Securities and Exchange Commission

May 27, 2020

(a)

We acknowledge the Staff’s comment and the Company refers the Staff to its disclosure in Note 4, Revenue on page F-51 which explains that the reduction in revenue amount includes reductions in revenue for the accrual for reimbursement claims and settlements described in Note 9, Commitments and Contingencies, and its disclosure in Note 9, Commitments and Contingencies on page F-59 regarding the March 31, 2020 agreement on the monetary terms with DOJ and the State of New York.

(b)

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 169, in Note 16, Events (Unaudited) Subsequent to the Date of Report of the Independent Registered Public Accounting Firm on page F-38 and in Note 9, Commitments and Contingencies on page F-59 to clarify that this accrual is a reduction of revenue.

(c), (d)

We acknowledge the Staff’s comment and the Company refers the Staff to its disclosure in Note 9, Commitments and Contingencies on page F-59 which explains that as of December 31, 2019, the Company accrued an aggregate of $35.8 million associated with a potential settlement with the Department of Justice (the “DOJ”) and the State of New York (with the State of New York Attorney General representing or facilitating the interests of all States participating in the settlement (collectively, the “State AGs”)) within accrued expenses and other current liabilities and as a reduction of revenue as reflected on the consolidated balance sheet of the Company as of December 31, 2019 and consolidated statement of operations for the year ended December 31, 2019, and an additional $13.2 million with respect to the total amount to be paid under the agreement in principle to the DOJ and the participating State AGs, and additional amounts for related costs as of and for the quarterly period ended March 31, 2020.

(e)

We acknowledge the Staff’s comment and note that as of December 31, 2019, the Company had accrued an aggregate of $35.8 million associated with a potential settlement with the DOJ and the participating State AGs within accrued expenses and other current liabilities and as a reduction of revenue as reflected on the consolidated balance sheet of the Company as of December 31, 2019 and consolidated statement of operations for the year ended December 31, 2019. The accrual of $35.8 million as of December 31, 2019 was an estimate based on the status of negotiations with the DOJ and participating State AGs and best information available to the Company at that time. The adjustment to the accrual in the first quarter of 2020 represented a change in estimate and not a correction of an error as the final proposed settlement offer and agreement in principle was not available at the time of the issuance of the December 31, 2019 consolidated financial statements.

U.S. Securities and Exchange Commission

May 27, 2020

In response to the Staff’s comment, the Company has revised its disclosures on pages 57 and 169, in Note 16, Events (Unaudited) Subsequent to the Date of Report of the Independent Registered Public Accounting Firm on page F-38 and in Note 9, Commitments and Contingencies on page F-59 to clarify that the accrual as of December 31, 2019 was associated with a potential settlement with the DOJ and the State AGs, rather than under an agreement in principle.

Note 12. Income Taxes, page F-67

2.

You state “During the three months ended March 31, 2020, we recorded a discrete tax benefit of $37.7 million related to the NOL carryback provisions available under the CARES Act legislation.” Please tell us how you are able to utilize the NOL carryback provisions when you have reported losses in 2018 and 2019 and revise the disclosure as necessary to clarify.

In response to the Staff’s comment, the Company has revised its disclosure in Note 12, Income Taxes on page F-67 to clarify that the Company intends to carryback net operating losses originating in 2018 and 2019 to claim a refund for taxes paid in years 2013, 2014, 2015 and 2017.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Harry Stylli, Progenity, Inc.

Eric d’Esparbes, Progenity, Inc.

Clarke Neumann, Progenity, Inc.

Michelle Hodges, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

B. Shayne Kennedy, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Chris G. Geissinger, Latham & Watkins LLP

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